EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2022

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of March 23, 2023. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2022 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in United States dollars except where noted.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of 268 properties in North America, Europe, Turkey, Latin America and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	6
Advanced Royalties	11
Exploration Royalties	155
Royalty Generation Properties	96

The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9".

STRATEGY

EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 19-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS

Financial Updates for the Year Ended December 31, 2022

  Revenue and other income for the year ended December 31, 2022 was $18,277,000 (2021 - $7,526,000). Adjusted revenue and other income1 of $25,403,000 (2021 - $11,044,000) included $7,126,000 (2021 - $3,518,000) in income for the Company's share of royalty revenue from the Caserones Mine (effective) royalty interest in Chile.
  Net income for the year ended December 31, 2022 was $3,349,000 (2021 - loss of $23,731,000).
  Operating cash flow for the year ended December 31, 2022 was $16,729,000 (2021 - cash used of $8,062,000). Adjusted operating cash flow1 from operations for the year ended December 31, 2022 was $21,953,000 (2021 – cash used of $6,356,000).
  As at December 31, 2022, EMX had cash and cash equivalents of $15,508,000 (December 31, 2021 - $19,861,000), investments, long-term investments and loans receivable valued at $14,561,000 (December 31, 2021 - $18,170,000) and loans payable of $40,489,000 (December 31, 2021 - $50,733,000).

Corporate Updates

Timok Dispute Update

On January 27, 2022 the Company announced that it had suspended the filing of a Notice of Arbitration to Zijin Mining Group Ltd ("Zijin") regarding its royalty agreement covering the Timok project in Serbia, which includes the producing Cukaru Peki copper and gold mine. This suspension followed EMX's previous announcement of its intention to file the Notice of Arbitration to formally dispute the royalty rate as defined under the Royalty Agreement (see EMX news release dated December 17, 2021). Discussions with Zijin have since proved amicable and productive. Both companies are expecting to execute a modified royalty agreement in 2023.

Settlement of the Bullion Litigation

The Company's wholly owned subsidiary, Bullion Monarch Mining, Inc. ("Bullion"), reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin Trend, Nevada. Bullion initiated litigation in 2008, before EMX acquired Bullion in 2012. Pursuant to the settlement, Barrick paid Bullion $25,000,000. Of the $25,000,000 settlement, $6,175,000 was paid as a fee to Bullion's Reno, Nevada lawyers. The settlement of the lawsuit did not affect our 1% gross smelter return royalty from portions of Nevada Gold Mine's Leeville, Carlin East, Four Corners, and other northern Carlin Trend underground gold mining operations (the "Leeville Royalty"), which continue to be paid.

1 Adjusted revenue and other income and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 36 of this MD&A for more information on each non-IFRS financial measure.

Acquisition of Additional Royalty Interest on Caserones

EMX acquired an additional (effective) 0.3155% Net Smelter Return ("NSR") royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for $25,742,000. When combined with EMX's (effective) 0.418% NSR interest acquired in August 2021 (see EMX news release dated August 17, 2021. EMX’s new total totals to an (effective) 0.7335% NSR royalty interest.

Subsequent to the year ended December 31, 2022, the Company entered into certain agreements to acquire an additional 2.263% ownership in the underlying royalty holder, Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM”), for cash consideration of $3,517,000 pursuant to agreements with existing shareholders of SLM. The acquisition provides EMX with a further 0.0424% (effective) NSR interest in the Caserones property, increasing the Company’s NSR royalty interest to 0.7759%.

Acquisition of Royalty Portfolio from Nevada Exploration

EMX executed a purchase and sale agreement (the "Agreement") for a portfolio of royalties with Pediment Gold LLC, a wholly owned subsidiary of Nevada Exploration Inc. ("NGE") (TSX-V: NGE), for $500,000 (see EMX news release dated September 2, 2022). The portfolio consists of a 2% NSR royalty on NGE's Nevada gold exploration portfolio covering ~62.5 square miles in Nevada and includes four district-scale land positions as well as certain other interests.  In addition, if NGE options, farms out, or sells a project, then beginning on the first anniversary of the third-party agreement, EMX will receive AARs of $20,000 that escalate $10,000 per year and are capped at $50,000.  NGE has the right to buy back half of EMX's 2% NSR royalty by purchasing a 0.5% NSR interest for $1,000,000 any time prior to the 7th anniversary of the Agreement and then, if the first NSR interest has been purchased, may purchase the second 0.5% NSR interest any time prior to production for $1,500,000.

Appointment of Independent Director

EMX announced that Mr. Geoff Smith was appointed to the Board of Directors of the Company effective July 5, 2022. Mr. Smith brings to the board the benefit of 17 years of M&A and corporate finance experience having advised on or financed many of the largest, most complex and innovative streaming transactions in the past 10 years.

Royalty and Royalty Generation Updates

In 2022, the Company's royalty generation business was active in North America, South America, Europe, Turkey, Australia and Morocco. The Company spent $17,512,000 on royalty generation costs and recovered $8,577,000 from partners. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. During the year the Company also completed 10 partnerships across the portfolio while continuing to replace partnered properties with new royalty generation projects. In addition, our partners directly spent approximately $31,996,000 in exploration on the portfolio.

In Thousands of Dollars
	Year Ended
	2022	2021	2020	2019	2018
EMX Expenditures	$17,512	$14,483	$12,223	$11,852	$6,283
Recoveries	(8,577)	(6,909)	(5,937)	(5,485)	(1,415)
Net Expenditures	$8,935	$7,574	$6,286	$6,367	$4,868
Option and other property income	$9,591	$3,476	$3,505	$1,491	$277
Royalty partnerships executed	10	25	20	16	16
Partnership expenditures	$31,996	$20,600	$16,100	$19,000	$14,600

Highlights from 2022 include the following:

  Initial production royalty payments were received from the Company’s Gediktepe oxide gold (silver) Royalty Property and Balya North polymetallic Royalty Property in Turkey (see respective EMX news releases dated September 9, and September 15, 2022). From Gediktepe EMX recognized $3,709,000 in royalty revenue and $4,000,000 in deferred milestone payments which will be paid in Q2 2023. EMX earned $276,000 from the Balya North Royalty Property in 2022.
  EMX received a $3,000,000 milestone payment from Arizona Sonoran Copper Company, Inc. ("ASCU") (TSX: ASCU) based upon declared resources totaling 200 million pounds or more of contained copper covered by the Company's Parks-Salyer Royalty Property. ASCU's maiden resource for its Parks-Salyer project, which is partially covered by EMX's Royalty Property, was reported as total inferred underground resources of 143.6 million tons averaging 1.015% (total) copper and containing 2,915 million pounds of copper as oxide, enriched, and primary mineralization at variable cutoffs (see ASCU news release dated September 28, 2022). The Company retains a 1.5% NSR royalty covering the Parks-Salyer Royalty Property.
  In the US, the Company added to its growing royalty portfolio with the completion of five new royalty agreements, the advancement of more than twenty-five partner-funded work programs, including nine drill projects, the acquisition of four large royalty positions from Nevada Exploration covering key land positions in Nevada, and new generative work leading to the acquisition of a district-wide land position at Tonopah, Nevada as well as a large (approximately 1,890 hectares), prospective land position in the Silver Valley district in Idaho. For the year, partners spent more than $18,000,000 on EMX's early-stage US portfolio.
  EMX's Regional Strategic Alliance ("RSA") with South32 Limited ("South32") (ASX, LSE, JSE: S32; ADR: SOUHY) concluded in Q4 2022 after four years of generative exploration and project work. The Company is now following up on eleven priority projects identified by the RSA and retained by South32 for additional work, including an ongoing drill program at the Copper Springs porphyry copper project in Arizona's Globe-Miami district.
  In Canada, EMX programs advanced available properties in the portfolio as partners conducted multiple field programs, including drill programs on optioned and EMX royalty properties. EMX received C$577,000 in cash payments and C$52,000 in share equity payments during the year while partners spent more than $3,700,000 in exploration expenditures advancing the portfolio.
  EMX's Latin American royalty portfolio advanced through field programs by Austral Gold Limited (at Morros Blancos and Morros Colorado), Pampa Metals Corporation (Block 4), and drill programs conducted by AbraSilver Resource Corp. (Diablillos), Aftermath Silver Ltd (Berenguela), and GR Silver Mining Ltd (San Marcial). In particular, the drill programs continued to produce significant results that expanded known resources and added new discoveries at nearby targets.
  AbraSilver Resource Corp. ("AbraSilver") (TSX-V: ABRA) announced an updated, open pit constrained mineral resource estimate for the Diablillos project's Oculto deposit that included measured and indicated resources of 51.3 Mtonnes averaging 66 g/t silver (109 Moz contained Ag) and 0.79 g/t gold (1.3 Moz contained Au), as well as inferred resources of 2.2 Mtonnes averaging 30 g/t silver (2.1 Moz contained Ag) and 0.51 g/t gold (37 Koz contained Au) (see AbraSilver news release dated November 3, 2022). The updated resource was based upon drilling through Phase II. The ongoing Phase III drill program is designed to delineate a maiden resource estimate for the high-grade JAC zone discovery (see AbraSilver news release dated February 21, 2023).
  In Northern Europe the Company continued to develop its portfolio of projects, acquiring new gold and battery metals (nickel, copper and cobalt) royalty generation projects totaling nearly 175,000 hectares, and partnered four available properties. EMX also assisted with multiple partner-funded exploration and drilling programs. Overall, approximately $6,700,000 was spent by partners on EMX royalty properties in Northern Europe during 2022.
  Royalty generation programs proceeded in the Balkans and in Morocco, where multiple exploration license applications have been filed by the Company. New target areas are being assessed for further acquisitions.

Financing Updates

Sprott Credit Facility

The Company entered into a credit facility in 2021 with Sprott Private Resource Lending II (Collector), LP ("Sprott") totaling $44,000,000 (the "Credit Facility"). On January 24, 2022, the Company signed a credit agreement modification extending the maturity date to December 31, 2024. In connection with the extension, an additional 1.50% of the principal ($660,000) was added to the principal balance as at January 24, 2022.

Private Placement with Franco-Nevada

The Company completed a $10,000,000 private placement with Franco-Nevada Corporation ("Franco-Nevada"). The proceeds were used to acquire the additional (effective) 0.3155% NSR royalty on the Caserones open pit mine in northern Chile (see EMX's news release dated April 14, 2022).

Franco-Nevada purchased 3,812,121 units at C$3.30 per unit. Each unit consisted of one common share of EMX and one warrant to purchase one common share of EMX for C$4.45 exercisable until April 14, 2027. Franco-Nevada now owns approximately 3.5% of the issued and outstanding shares of EMX on an undiluted basis.

Repayment of Vendor Take Back Note

The Company repaid in full the vendor take back note issued to SSR Mining Inc. totaling $8,319,000 including interest owed.

Exercise of Stock Options granted by EMX

1,110,000 stock options were exercised pursuant to the Company's Stock Option Plan, which generated proceeds of $1,037,000 to EMX.

Investment Updates

As at December 31, 2022, the Company had marketable securities of $9,970,000 (December 31, 2021 - $7,409,000), and $4,591,000 (December 31, 2021 - $8,761,000) in private investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate. Much of the investment portfolio was derived from strategic investments including Premium Nickel Resources Corporation ("PNR"), and royalty deals completed as part of our organic royalty generation business.

Strategic Investment in Premium Nickel Resources

From 2020 through 2022, EMX acquired 5,412,702 shares of PNR, a private company with nickel-copper-cobalt assets in Botswana. On April 26, 2022, PNR announced the execution of a definitive agreement for a reverse takeover transaction ("RTO") with North American Nickel Inc. (TSX:"NAN") to create a new reporting entity, Premium Nickel Resources Ltd ("PNRL"). PNRL began trading on the TSX Venture Exchange in Q3 of 2022, having completed the RTO process with NAN. As a result of the RTO transaction, EMX's interests were converted to 5,704,987 shares of PNRL, which represents roughly 5% of the issued and outstanding shares of PNRL.

OUTLOOK

The 2023 year will continue to see revenue and other income coming from our cash flowing royalties, including Leeville in Nevada, Gediktepe in Turkey, potentially Timok in Serbia (pending conclusion of discussions with Zijin), and our effective royalty interest on Caserones in Chile. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. As a royalty holder, the Company has limited, if any, access to information on properties for which it holds royalties. Additionally, the Company may receive information from the owners and operators of the properties, which the Company is not permitted to disclose to the public pursuant to the underlying agreement or the information is not NI 43-101 compliant. Accordingly, the Company has not, and does not anticipate that it will have the ability to, provide guidance or outlook as to future production.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets, and the ongoing monetization of the Company's marketable securities.

EMX is well positioned to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and royalty generation portfolio totals 268 projects on six continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Gediktepe Mine in Turkey, the Timok Mine in Serbia, and the Caserones Mine in Chile. EMX has filed technical reports for Gediktepe, Timok, and Caserones that are available under the Company's issuer profile on SEDAR (www.sedar.com). In addition, the Leeville and Balya royalty properties are important to the Company, for current as well as projected future royalty cash flows.

Appendix A includes a comprehensive table of EMX's royalty assets. Please see EMX's AIF for the year ended December 31, 2022 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company's website (www.EMXroyalty.com) as well as the Company's AIF and financial statements for the year ended December 31, 2022.

Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	SCM Minera Lumina Copper Chile SpA	Copper (Molybdenum)	Producing	Effective 0.7335% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing	0.5% NSR
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Producing - Oxide phase	10% NSR on oxide zone and 2% NSR on sulfide zone
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş.	Zinc-Lead-Silver	Development - initial production	4.0% NSR
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Producing	1% NSR

Significant Updates

Caserones, Chile - The Caserones open pit mine ("Caserones") is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile's Andean Cordillera. EMX holds an (effective) 0.7335 % NSR royalty interest covering the Caserones mine, as well as other nearby exploration targets, within a mineral concession package totalling approximately 17,000 hectares. The mine is operated by SCM Minera Lumina Copper Chile SpA ("MLCC"), which is 100% indirectly owned by JX Nippon Mining & Metals Corporation ("JX Nippon"). JX Nippon is a wholly owned subsidiary of Eneos Holdings Inc. ("Eneos"), which is listed on the Tokyo Stock Exchange.

In 2022, EMX received approximately $5,224,000 related to its (effective) NSR royalty interest. These payments were based upon copper and molybdenum mine production between Q4 2021 and Q3 2022. The Q4 2022 distribution was received on February 27, 2023 and totaled approximately $898,000. These payments to EMX were after payment of Chilean taxes of approximately 27%.

Caserones produces copper and molybdenum concentrates from a conventional crusher, mill and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2021 the mine produced 94,846 tonnes of fine copper in concentrate, 2,287 tonnes of fine molybdenum in concentrate, and 14,829 tonnes of fine copper in cathodes (see MLCC's 2021 Annual Report, dated May 30, 2022). MLCC has not yet disclosed mineral production figures for 2022; updated production figures are expected to be published in May of 2023.

EMX's (effective) 0.7335% NSR royalty interest resulted from a) an initial 0.418% NSR royalty interest acquired in August 2021 (see EMX news releases dated August 17 and August 23, 2021) which was increased by b) an additional 0.3155% NSR royalty interest purchased in April 2022 (see EMX news release dated April 14, 2022). This additional royalty interest was acquired via EMX's purchase of a further 16.23% of the shares of Sociedad Legal Minera California Una de la Sierra Peña Negra ("SLM California") for $25,742,000, bringing EMX's total interest in SLM California to 37.73%. SLM California's sole purpose is to distribute its Caserones royalty income to its shareholders (i.e., EMX and others) as dividends after paying Chilean taxes on this income (hence an "effective" royalty interest). SLM California and Compañía Minera Caserones ("CMC") originally acquired the mineral concessions that overlie the Caserones deposit, and between them retain ownership of a 2.88% NSR royalty divided between SLM California (67.5%) and CMC (32.5%).

Timok, Serbia - EMX's Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". EMX's Timok Royalty covering Cukaru Peki is stated to be a 0.5% NSR royalty in the royalty agreement. The royalty agreement contains a provision for the reduction of the royalty rate under certain circumstances, but EMX does not believe that those conditions have been satisfied. The Timok project is owned and operated by Zijin Mining Group Ltd ("Zijin").

Production from the Upper Zone of Cukaru Peki commenced in Q4-2021, and EMX announced its intent to seek arbitration to resolve an issue with Zijin about the royalty rate on the project (see EMX news release dated December 17, 2021). Amicable discussions with Zijin commenced shortly after EMX's announcement, leading the Company to suspend plans to file a notice of arbitration (see Company news release dated January 27, 2022). Discussions between EMX and Zijin continued throughout 2022 as both companies have agreed to work toward an updated royalty agreement document, which is anticipated to be completed in 2023.

Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Rita K, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.

Leeville Royalty payments to EMX totaled approximately $2,348,000 in 2022. Royalty production totaled 1,320 troy ounces of gold that were principally sourced from Four Corners (48%), West Leeville (25%), Monarch (15%), Carlin East (10%), and Rita K (3%).

NGM continues to actively explore, add resources and reserves, and develop the Greater Leeville Complex, which includes the Company's Leeville Royalty Property.

Gediktepe, Turkey - The Gediktepe VMS polymetallic deposit is located in western Turkey. The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the "oxide zone" (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the "sulfide zone" (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement). The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see EMX news release dated July 29, 2021), and are being advanced by operator Lidya Madencilik ("Lidya"), a private Turkish company.

The Gediktepe Mine reached a cumulative production of 10,000 gold equivalent ounces as referenced in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik in June 2022, which triggered the 10% NSR royalty payments to EMX for all subsequent production of metals from oxide zone mining operation. EMX earned $3,709,000 in royalty revenue from the Gediktepe mine between Q3 and Q4 2022 and recognized $4,000,000 in deferred milestone payments which will be paid in Q2 of 2023.

Balya, Turkey - The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

The initial phases of mining at Balya North commenced in late 2021, and production continued to ramp up in 2022 as mine construction was completed. EMX received its initial production royalty payment from the Balya North Mine in Q3 2022, which covered the limited production that took place during mine development.  In total, EMX recognized $276,000 in royalty payments from the Balya property in 2022.

In December 2022, EMX met with Esan representatives on site at Balya. Esan informed the Company that production from Balya North would be suspended starting in December and continuing into 2023. The initial production levels in the Balya North mine are enriched in clay materials, which caused difficulties with the crushing and processing circuits. Esan also encountered issues with reconciliation between the exploration models and materials extracted from the mining operations in the upper levels of the deposit. Esan is currently working to resolve these various issues and anticipates a recommencement of production in the latter part of 2023. In the meantime, work to advance the main decline and additional underground mine development will proceed.

Gold Bar South, Nevada - EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

McEwen significantly advanced development of the Gold Bar South operation during 2022. According to McEwen, Gold Bar South "…has a higher grade (concentration of gold per ton), half the strip ratio (the amount of rock that is required to be moved to reach the ore), and no problematic carbonaceous ore is present …" as compared to ore that was being mined from the Gold Bar open pit (see McEwen news release dated November 7, 2022). Most of the production in 2023 will shift to Gold Bar South, which is expected to contribute to lower costs and increased production from the Gold Bar operation. Initial Gold Bar South production commenced in December of 2022 (see McEwen news release dated December 21, 2022).  EMX has yet to receive its first royalty revenue from McEwen for Gold Bar South production.

Also see the Company's current AIF (YE 2022) for information on Gold Bar South resources and reserves.

Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	Resource Development	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource Development	1% -1.25% NSR
Challacollo	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
San Marcial	Mexico	GR Silver Mining Ltd	Silver-Gold-Zinc-Lead	Resource Development	0.75% NSR
Parks-Salyer	USA	Arizona Sonoran Copper	Copper-Molybdenum	Resource Development	1.5% NSR
Tartan Lake	Canada	Satori Resources Inc	Gold	Resource Development	2.0% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6%-10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Feasibility	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Resource Development	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR

Significant Updates

Diablillos, Argentina - Diablillos is a resource stage high sulfidation silver-gold project located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. ("AbraSilver") (TSX-V: ABRA). There are seven known mineralized zones, with the Oculto deposit advanced to the resource development stage. EMX's Diablillos 1% NSR royalty was acquired as part of the SSR royalty portfolio transaction in 2021. In addition to EMX's NSR royalty, there is a $7,000,000 payment due to EMX upon the earlier of commencement of commercial production from the property or July 31, 2025.

During 2022, AbraSilver announced an updated, open pit constrained mineral resource estimate for the Diablillos project's Oculto deposit reported at a 35 g/t silver equivalent cutoff as (see AbraSilver news release dated November 3, 2022):

Category	Tonnes (000 t)	Ag (g/t)	Au (g/t)	Contained Ag (000 oz)	Contained Au (000 oz)
Measured	19,336	98	0.88	60,634	544
Indicated	31,978	47	0.73	48,737	752
Meas +Ind	51,314	66	0.79	109,370	1,297
Inferred	2,216	30	0.51	2,114	37

Notes:

  The Oculto resource table above includes oxide and transition material and was based upon drilling through Phase II.
  The constraining Whittle open pit optimization parameters used were $3.00/t mining cost, $24.45/t processing cost, $2.90/t G&A cost, and average 54-degree open pit slopes. Metal prices and recoveries used are as described below.
  AgEq (i.e., silver equivalent) calculated using a) metal prices (in USD) of $25/oz Ag and $1750/oz Au, and b) recoveries of 73.5% for Ag and 86% for Au.

The updated resource estimate consists of measured and indicated resources that yield 109 Moz contained silver and 1.3 Moz contained gold, which represents a 22% increase in contained silver and a 29% increase in contained gold over the previous resource estimate of September 2021. For additional information see “NI 43-101 Technical Report, Mineral Resource, Diablillos Project, Salta Province, Argentina”, with an effective date of October 31, 2022 and dated November 28, 2022 filed under AbraSilver’s profile on SEDAR.

Also in 2022, AbraSilver reported on the discovery of the Southwest Zone (also termed the JAC target or JAC Zone), a near surface zone of high-grade silver-gold mineralization located several hundred meters southwest of the Oculto conceptual open pit resource (see AbraSilver news release dated August 3, 2022). JAC Zone drill results include hole DDH 22-067 which intersected two high-grade zones within a feeder structure reported as 36 meters averaging 463 g/t Ag and 0.71 g/t Au in oxides from 143 meters, and 27 meters at 745 g/t Ag, 1.54 g/t Au and 1.23% Cu in sulphides from 179 meters (true widths estimated to be ~80% of the reported interval lengths) (see AbraSilver news release dated January 10, 2023). The ongoing Phase III drill program is designed to support a maiden mineral resource estimate for the JAC Zone and a Diablillos Pre-Feasibility Study ("PFS") in Q4 2023 (see AbraSilver news release dated February 21, 2023).

Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd ("Aftermath") (TSX-V:  AAG; OTCQB: AAGFF). Aftermath is earning 100% project interest per a definitive acquisition agreement (the "Option") originally executed with SSR Mining. EMX's royalty interest in, and future earn-in payments from Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction. The project hosts an historical JORC silver-copper-manganese-zinc mineral resource.

In Q3, Aftermath reported results from its 6,168 meter, 63 drill hole program that included intercepts of 72.0 meters starting from 19.2 meters averaging 1.20% Cu and 65 g/t Ag in hole AFD-060, and 22.3 meters starting from 57.65 meters averaging 0.56% Cu and 247 g/t Ag in hole AFD-063 (reported intervals are approximate true widths) (see Aftermath news release dated August 31, 2022). Aftermath's drilling extended mineralization to approximately 1,300 meters along strike with widths of 200 to 400 meters. According to Aftermath, its "technical team is incorporating the drill results into a revised geological interpretation of the Berenguela mineralization which will be used to complete a new NI 43-101 compliant mineral resource estimate".

In Q4 2022, EMX agreed to defer a $2,500,000 payment due from Aftermath to maintain the Option in good standing for a period of 12 months such that this payment is now due in November 2023. In consideration for this deferral, Aftermath agreed to pay EMX an additional $400,000 and has granted EMX a right of first refusal on any Berenguela royalties that Aftermath may elect to sell. Aftermath's remaining payment obligations to EMX to acquire a 100% interest in the Berenguela project (as now amended) are summarized below:

• $2,500,000 to be paid in November 2023,

• $3,000,000 be paid in November 2024, and

• $3,250,000 to be paid in November 2026.

Upon Aftermath's exercise of the Option, EMX will retain a sliding-scale NSR royalty on all mineral production from the Berenguela project for the life of mine commencing at the declaration of commercial production based upon the following:

• 1.0% NSR royalty on all mineral production when the silver market price is up to and including $25 per ounce, and

• 1.25% NSR royalty on all mineral production when the silver market price is over $25 per ounce and when the copper market price is above $2 per pound.

Challacollo, Chile - Challacollo is a resource stage low-sulphidation epithermal silver-zinc-lead deposit located in Chile's northernmost Region I. EMX retains a 2% NSR royalty covering Challacollo, payable after 36 million ounces of silver have been produced, with a cap of $5,000,000. The project hosts open pit and underground constrained silver-gold resources (effective date of December 15, 2020), which are considered as historical resources by EMX. The Company's interest in the Challacollo project was acquired in 2021 as part of the SSR royalty portfolio transaction.

In Q3 2022 the project operator, Aftermath, completed the acquisition of 100% project interest from Mandalay Resources Corporation through cash and equity payments (see Aftermath news release dated August 11, 2022).

San Marcial, Mexico - San Marcial is a resource stage epithermal silver deposit located in Sinaloa, Mexico. EMX retains a 0.75% NSR royalty covering San Marcial, which has been integrated within the Plomosas project owned and operated by GR Silver Mining Ltd ("GR Silver") (TSX-V:GRSL; OTCQB GRSLF; FRA:GPE). GR Silver has a buyback right on the NSR royalty that can be exercised by payment of C$1,250,000 to EMX. The San Marcial royalty property hosts underground silver (zinc-lead) resources which are considered as historical by EMX. EMX's interest in San Marcial was acquired in 2021 as part of the SSR royalty portfolio transaction.

During 2022, GR Silver continued delineation and exploration drilling at San Marcial which resulted in the discovery of a new silver zone with a 250 meter step-out hole (SMS22-10) that intersected 101.6 meters averaging 308 g/t silver from 98.5m with multiple higher grade sub-intervals (true width unknown) (see GR Silver news release dated August 8, 2022).

Parks-Salyer, Arizona - EMX’s Parks-Salyer Royalty Property is located approximately one kilometer southwest of the historical Sacaton mine in central Arizona. The Parks-Salyer Royalty Property is comprised of one State of Arizona Exploration Permit totaling 158 acres and covers a portion of the Parks-Salyer copper deposit which is concealed beneath post-mineral gravels.

In Q1 2022, EMX's wholly owned subsidiary, Bronco Creek Exploration, transferred the rights of its State of Arizona Exploration Permit (i.e., the Parks-Salyer Royalty Property) to a wholly owned subsidiary of Arizona Sonoran Copper Company, Inc. (TSX: ASCU) ("ASCU") for cash, AAR, and milestone payments, as well as work commitments and a retained 1.5% NSR royalty interest (see EMX news release dated February 10, 2022). ASCU may buy back 1% of the royalty for a $500,000 payment to EMX. ASCU has incorporated EMX's Parks-Salyer Royalty Property into its greater Parks-Salyer project and the Cactus Mine operation, which includes the historical Sacaton porphyry copper open pit mine that was operated by Asarco from 1972-1984.

In Q4 2022, EMX received a $3,000,000 milestone payment from ASCU based upon declared resources totaling 200 million pounds or more of contained copper covered by the Parks-Salyer Royalty Property. ASCU's maiden resource for its Parks-Salyer project, which is partially covered by EMX's Royalty Property, was reported as total inferred resources of 143.6 million tons averaging 1.015% Cu and containing 2,915.4 million pounds of copper as oxide, enriched, and primary mineralization (see ASCU news release dated September 28, 2022 and technical report filed on SEDAR titled "Parks/Salyer NI 43-101 Compliant Mineral Resource Estimate and Technical Report" with an effective date of September 26, 2022 and dated November 10, 2022). ASCU reported to EMX that a total of 725.5 million pounds of contained copper (approximately 25% of the total contained copper in the inferred resource) were covered by the EMX Royalty, hence exceeding the 200 million pound threshold for the milestone payment.

Key drill intercepts within the EMX Royalty Property footprint that contributed to the resource estimate include 162 meters starting at 381.2 meters and averaging 1.10% copper in hole ECP-084, and 68.3 meters starting at 486.2 meters and averaging 2.24% copper in ECP-086 (enriched zone grade reported as total Cu; true widths unknown) (see ASCU news release dated September 7, 2022).  ASCU continues to infill and step-out drill at the Parks-Salyer project, and recently reported the best grade-thickness intercept to date, which occurs within EMX's Royalty Property footprint, of 265.9 meters starting at 330.7 meters of 1.64% copper in hole ECP-108 (average of combined enriched & primary zone grades reported as total Cu; true widths unknown) (see ASCU news release dated January 17, 2023).

Tartan Lake, Canada - Tartan Lake is a past producing, resource stage greenstone hosted gold deposit located near Flin Flon in Manitoba, Canada. EMX retains a 2% NSR royalty covering Tartan Lake, which is owned and operated by Satori Resources Inc. ("Satori") (TSX-V:BUD). Satori has an option to buyback each 1% of the NSR royalty for separate C$1,000,000 payments to EMX. The Tartan Lake Royalty Property hosts underground gold resources which are considered as historical by EMX. EMX's interest in Tartan Lake was acquired in 2021 as part of the SSR royalty portfolio transaction.

Satori continued delineation and exploration drilling at Tartan Lake in 2022. This drilling included follow-up on South Zone high grade targets which included hole TLSZ22-21 that returned an intercept of 29.06 g/t gold over 5.85 meters starting at 177.65 meters, with a sub-interval averaging 198.5 g/t gold over 0.80 meters (true widths unknown) (see Satori news release dated August 11, 2022). Coarse visible gold was observed in the drill core. In a February 6, 2023 news release Satori announced that under a letter of intent, Rob McEwen had proposed to become Satori's largest shareholder, owning 37.6% of the Company with the objective of expanding the high-grade gold zones at Tartan Lake.

Yenipazar, Turkey - The Yenipazar polymetallic VMS deposit in central Turkey is currently owned and advanced by Virtus Madencilik ("Virtus"), a private Turkish company that is partly owned by Trafigura Ventures V B.V. EMX holds a Net Profits Interest ("NPI") royalty that is set at 6% until $165,000,000 in revenues are received, after which the NPI converts to a 10% interest. The Yenipazar Royalty was acquired by EMX in 2021 as part of the SSR royalty portfolio transaction.

Previous owner Aldridge Minerals Inc. ("Aldridge") disclosed a historical feasibility study on the project in 2013, which was updated in 2014 and filed on SEDAR. This remains the most recent public disclosure of technical information and historical mining reserves and resources on the project. Since acquiring the royalty, EMX has maintained contact with Virtus and received updates on the status of the project. Virtus updated the feasibility study in 2019, but this in-house report remains unpublished as of yet.

Akarca, Turkey - The Akarca epithermal gold-silver deposit in western Turkey was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down.

To date, over 350 exploration drill holes and 17 kilometers of trenching have been completed along with collection of over 6,500 rock and 3,500 soil samples and preparation of in-house (non-public) resource models for the gold-silver mineralized zones. Çiftay is current determining strategies for continued exploration and development of the project.

In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it is awaiting a final legal ruling on the land use issue, which will allow Çiftay to resume its programs at Akarca.

Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti (“Bahar”), a privately owned Turkish company, retaining a royalty and advance royalty payment interests. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, continues to review development options for the Sisorta project.

Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper (iron) project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold (“IOCG”) styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant mineral resources remain in the historical mining area, most of which are covered by EMX’s royalty footprint.

As a result of continued exploration at Viscaria, Copperstone published updated PERC (2017) mineral resource estimates in 2022 that resulted in a significant increase in measured and indicated resources from previous estimates (see Copperstone news release dated November 18, 2022). Copperstone stated that the increased resources are expected to extend Viscaria's mine life, and will provide a foundation for a project Feasibility Study. Since 2019, Copperstone reported that it had drilled 45,051 meters at Viscaria, a program that will continue into 2023.

Copperstone filed an environmental permit application for its planned mining operation in March 2022 (see Copperstone news release dated March 29, 2022), and has since submitted supplemental information to the Land and Environmental Court. Copperstone anticipates that it will advance development of the project pending a positive decision on their environmental permit application.

Kaukua, Finland - EMX holds a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland. The Kaukua deposit is being advanced by Palladium One Mining Inc. ("Palladium One" or "PDM") (TSX-V: PDM), as part of its Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000,000. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

PDM's LK project is a PGE rich magmatic Ni-Cu sulfide system with multiple centers of drill defined mineralization. EMX's royalty covers the Kaukua and the newly defined Murtolampi PGE-Ni-Cu deposits. In 2022 Palladium One announced an updated NI43-101 Mineral Resource Estimate for Kaukua and Murtolampi (see Palladium One news release dated April 25, 2022 and report filed on SEDAR titled "Technical Report on the Läntinen Koillismaa Project, Finland, Report for NI 43-101" with an effective date of April 25, 2022 and report date of May 27, 2022):

Category - Deposit Area	Tonnes (Mt)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co ppm
Indicated - Kaukua Area	38.2	0.61	0.22	0.07	0.13	0.11	65
Inferred - Kaukua + Murtolampi	30.8	0.52	0.20	0.08	0.14	0.14	86

Notes:

  The Mineral Resources have been reported above a preliminary open pit constraining surface using a Net Smelter Return (NSR) pit discard cut-off of US$12.5/t (which for comparison purposes equates to an approximately 0.65 g/t Palladium Equivalent in-situ cut-off, based on metal prices only as given below).

  The NSR used for reporting is based on the following:
    Metal prices of US$ 1,700/oz Pd, US$ 1,100/oz Pt, US$ 1,800/oz Au, US$ 4.25/lb Cu, US$ 8.50/lb Ni and US$ 25/lb Co.
    Variable metallurgical recoveries for each metal were used at Kaukua and Murtolampi.
    Commercial terms for a Cu and Ni concentrate based on indicative quotations from smelters.

Exploration Royalty & Royalty Generation Projects

The Company has 155 exploration stage royalties and 96 royalty generation properties being advanced, and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A. The following table below provides an overview of exploration royalties and royalty generation properties by country and commodity, followed by brief discussions of select project highlights.

	Exploration Royalty		Royalty Generation Project
Country	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	26	21	25	14
Canada	40	4	17	7

Mexico	2	-	-	-
Haiti	5	2	-	-
Chile	6	10	1	1
Argentina	1	-	-	-

Sweden	8	10	4	9
Finland	1	-	1	-
Norway	-	15	5	6
Serbia	1	1	-	-

Turkey	-	-	1	1

Australia	2	-	3	1
	92	63	57	39

Highlights

Scout Discoveries, Idaho USA - EMX executed, via its wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), a Letter of Intent ("LOI") to sell the Company's a) portfolio of 14 precious and base metal projects in Idaho (the "Portfolio") acquired via staking between 2018-2022, b) Idaho Business Unit, and c) wholly-owned core drilling subsidiary, Scout Drilling LLC, to Scout Discoveries Corp. ("Scout") (see EMX news release dated March 8, 2023). Scout is a U.S. private corporation headquartered in Coeur d'Alene, Idaho and will be led by Dr. Curtis Johnson as president and CEO, and will include several members of the BCE team that generated, acquired, and advanced the Portfolio. The terms of the LOI provide EMX with an equity interest, retained 3.25% NSR royalty interests, AAR payments, and certain milestone payments as the Portfolio of 14 projects is advanced.

The Idaho Portfolio represents the largest unpatented claim holdings in the state and includes a number of projects that were advanced by previous EMX partners between 2018-2022. The work invested in the Portfolio has resulted in a diverse pipeline of early-stage projects through fully vetted, drill-ready targets with several historical resources which remain open for expansion.

Swift, Nevada USA - EMX’s Swift Royalty Property (3.25% production returns royalty), located in Nevada’s Cortez district, is owned by Ridgeline Minerals Corp’s (“Ridgeline”) (TSX-V: RDG; OTCQB: RDGMF; FRA: 0GC0) and operated by Nevada Gold Mines LLC (“NGM”) in a joint venture with Ridgeline. NGM has spent $4,900,000 on the project to date, which included two reconnaissance drill holes that intersected Lower-Plate carbonate host rocks between depths of 570-830 meters with widespread intervals of Carlin-Type alteration and thick zones (i.e., 37.2-48.8 m) of anomalous gold mineralization, including sample grades of 2.7 g/t gold (see Ridgeline news release dated February 16, 2023).

Selena, Nevada and Robber Gulch, Idaho USA - Ridgeline also owns and operates EMX's Selena Royalty Property (3.25% production returns royalty) where the 2022 drill campaign intersected carbonate replacement deposit ("CRD") style lead-zinc-silver-gold mineralization (see Ridgeline news release dated January 24, 2023). Ridgeline is also advancing EMX's Robber Gulch oxide gold royalty generation project in Idaho under an option agreement for 100% earn-in (see EMX news release dated January 26, 2022).

Hardshell, Arizona USA - EMX disclosed drill results from its Hardshell Royalty Property (2% NSR) in southern Arizona where operator South32 is advancing a new prospect named Peake, which is adjacent to its Taylor CRD PFS-stage development project. Copper-enriched skarn-type drill intercepts at Hardshell include 76.5 meters (1,308.2-1,384.7 m) averaging 1.52% copper, 0.2% zinc, 0.4% lead, and 25 g/t silver in hole HDS-552, as well as CRD-style intercepts that include 9.8 meters (966.2-976.0 m) averaging 0.69% copper, 12.2% zinc, 8.2% lead, and 77 g/t silver in HDS-353 (true widths are 65-85% of the reported interval lengths) (see EMX news release dated June 21, 2023). South32's geological model indicates the potential for Peake to host extensions to the Taylor project's CRD mineralization.

Tomtebo, Sweden - Drill results were announced for the Tomtebo project in Sweden by District Metals Corp ("District") (TSX-V: DMX; FRA: DRPP). Highlights included 25.5 meters averaging 2.4% zinc, 2.05% lead and 65 g/t silver in hole TOM22-38 starting at 249 meters (true width unknown) (see District news release dated August 17, 2022).

RKV and Burfjord, Norway - Drill programs were completed in Norway at Playfair Mining Ltd.'s ("Playfair") (TSX-V: PLY) RKV copper project and at Norden Crown Metals Corp's ("Norden") (TSX-V: NOCR; FRA: 03EA) Burfjord copper-gold project. Nineteen diamond drill holes totaling 1,107 meters were drilled at Playfair's RKV Project and 18 diamond drill holes totaling 3,500 meters were drilled at Norden's Burfjord Project. The RKV and Burfjord projects are covered by EMX NSR royalty interests.

Yarrol, Queensland Australia - EMX continued to advance the recently discovered cobalt-enriched manganese mineralization at the 100% owned Yarrol project in Australia. Soil sampling grids continued to expand the footprint of cobalt-rich mineralization and a fifteen-hole reconnaissance drill program was completed in Q4 2022. The drill program led to the discovery of a new style of mineralization on the property, ilmenite-rich heavy mineral sands deposits, which are positioned in and around the areas of cobalt-enriched manganese mineralization. In addition, two of the holes targeted the historically defined zones of gold mineralization on the property and included an intercept of 17.8 meters averaging 4.01 g/t gold from 61 meters in hole DD22-YA1871. The second hole (DD22-YA188) intersected multiple intervals of gold mineralization including 12 meters at 0.91 g/t gold from 92 meters (see EMX news release dated February 16, 2023). True widths of the intercepts are estimated to be in the 50-75% range of the reported drill interval.

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

RESULTS OF OPERATIONS

Year Ended December 31, 2022

The net income for the year ended December 31, 2022 ("FY22") was $3,349,000 compared to a net loss of $23,731,000 for the prior year.  The income for FY22 was made up of revenues and other income of $18,277,000 (2021 - $7,526,000), costs and expenses totaling $23,138,000 (2021 - $17,566,000), income from other items totaling $13,156,000 (2021 - losses of $16,527,000), and net tax expense totaling $4,946,000 (2021 - recovery of $2,836,000). Significant components of other income and losses include a loss in fair value changes of certain financial instruments of $3,757,000 (2021 - $5,008,000), equity income from the Company's investments in associated entities of $2,890,000 (2021 - $2,761,000), impairment charges of $5,526,000 (2021 - $8,373,000), net settlement gain of $18,825,000 (2021 - $Nil), gain on debt and receivable modifications of $4,260,000 (2021 - $Nil), finance expenses and other totaling $5,247,000 (2021 - $2,331,000), and a foreign exchange gain of $2,061,000 (2021 - loss of $3,947,000).

Revenues and other income

The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the years and three months ended December 31, 2022 and 2021, the Company had the following sources of revenues and other income:

In Thousands of Dollars
	Three months ended		Year ended
Revenue and Other Income	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Royalty revenue	$1,546	$1,739	$6,913	$2,985
Interest income	331	433	1,773	1,002
Option and other property income	411	(285)	9,591	3,476
Dividend income	-	-	-	63
	$2,288	$1,887	$18,277	$7,526
Non-IFRS Measures
Adjusted revenue and other income[1]	$3,536	$3,401	$25,403	$11,044

In FY22, the Company earned $6,913,000 (2021 - $2,985,000) of royalty revenue. Royalty revenue for the year ended December 31, 2022 included $2,348,000 (2021 - $2,739,000) earned from gold production from the Leeville royalty interest, $3,709,000 (2021 - $Nil) earned from gold and silver production from the Gediktepe royalty interest, $276,000 (2021 - $Nil) earned from zinc-lead-silver production from the Balya royalty interest, and other pre-production amounts received including AMRs on various properties.  The 2022 increase compared to the year ended December 31, 2021 was mainly the result of the new sources of royalty payments from Gediktepe and Balya. Royalty revenue was offset by depletion of $5,637,000 (2021 - $2,418,000) and included in costs and expenses. The increase in depletion was mainly due to royalty revenue being earned from the Gediktepe royalty starting in 2022.

Adjusted revenue and other income1 brings into revenues and other income, $7,126,000 (2021 - $3,518,000) from the Company's effective royalty interest in the Caserones mine.

1 Adjusted revenue and other income and adjusted cash used in operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 36 of this MD&A for more information on each non-IFRS financial measure.

Net royalty income from producing royalties will fluctuate as result of a combination of production ounces received and sold and average price per ounce. Timing of additional AMR's related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds, interest accretion on the Company's Ensero investment, and deferred compensation payments from Aftermath and AbraSilver.

Option and other property income will fluctuate depending upon the Company's deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the year ended December 31, 2022, included in option and other property income was $947,000 (2021 - $2,468,000) related to the fair value of share equity payments received, as well as cash payments of $7,411,000 (2021 - $420,000).

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the years ended December 31, 2022 and 2021 comprised of the following:

In Thousands of Dollars

General and administrative expenses	December 31, 2022	December 31, 2021
Salaries, consultants, and benefits	$2,198	$1,494
Professional fees	1,555	1,329
Investor relations and shareholder information	848	550
Transfer agent and filing fees	242	253
Administrative and office	895	787
Travel	170	54
	$5,908	$4,467

General and administrative expenses ("G&A") of $5,908,000 were incurred for the year ended December 31, 2022 compared to $4,467,000 in 2021. General and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2022 compared to 2021 are related to:

  Salaries, consultants and benefits increased in 2022 by $704,000 as a result of increased personnel wages and consultants contracted for services compared to 2021.
  Professional fees increased in 2022 by $226,000 compared to 2021 due to increased activities in foreign jurisdictions which resulted in the need for the Company to engage additional legal and tax planning specialists.
  Investor relations increased by $298,000 in 2022 compared to 2021 due to increased marketing and communications activities, including the attendance of select trade shows, and other activities involving travel.

Project and Royalty Generation Costs, Net of Recoveries

Net royalty generation costs increased from $7,574,000 ($14,483,000 in expenditures less $6,909,000 in recoveries) in 2021 to $8,935,000 ($17,512,000 in expenditures less $8,577,000 recovered from partners) in 2022. Royalty generation costs include exploration related activities, technical services, project marketing, land and legal costs, as well as third party due diligence for acquisitions. The increase in expenditures and recoveries was predominately attributable to drilling activities incurred by the Company’s wholly owned subsidiary Scout Drilling on partnered projects. As such, recoveries were expected to increase consistent with the increased drilling costs. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In 2022 the Company recorded a total of $3,429,000 in share-based payments compared to $4,161,000 in 2021. The aggregate share-based payments relate mainly to the fair value of restricted share units and stock options vesting during the period.

Of the total share-based compensation, $937,000 (2021 - $1,226,000) was included in royalty generation costs.

Other

  During the year ended December 31, 2022, the Company had an unrealized loss of $3,757,000 (2021 - $5,008,000) related to the fair value adjustments of investments, and a realized loss of $350,000 (2021 - gain of $371,000) for the sale of certain marketable securities held by the Company. The unrealized loss in the current period is attributed primarily to unrealized losses on the Company's investment in Premium Nickel Resources Ltd.
  During the year ended December 31, 2022, the Company recognized equity income from investments in associates of $2,890,000 (2022 - $2,761,000). This related to the share of the Company's net loss derived in SLM California which holds the Caserones effective royalty interest.
  During 2022, the Company recognized impairment charges of $5,526,000 (2021 - $8,373,000) which primarily related to Gediktepe royalty in Turkey resulting from review of the oxide operation to date, potential for delay of the sulfide circuit along with revisions to metal pricing and Turkish royalty rates.
  During 2022, the Company recognized finance and other expenses of $5,247,000 (2021 - $2,331,000) which primarily consisted of interest accretion on the Sprott Credit Facility.

Taxes

During the year ended December 31, 2022, the Company recorded a deferred income tax expense of $4,175,000 (2021 - recovery of $3,110,000) and a current income tax expense of $771,000 (2021 - $274,000).

Three months ended December 31, 2022

The net income for the three months ended December 31, 2022 (“Q4-2022”) was $950,000 compared to a loss of $8,684,000 for the prior year’s comparative period (“Q4-2021"). The income for the current period was made up of revenues and other income of $2,288,000 (2021 - $1,887,000), costs and expenses totaling $5,721,000 (2021 - $4,697,000), and income from other items and tax of $4,383,000 (2021 – losses of $5,874,000).

Other changes for Q4-2022 compared to Q4-2021 are consistent with the significant items for the annual discussion.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2022, the Company had working capital of $31,562,000 (December 31, 2021 – deficit of $11,270,000). The Company has continuing royalty revenue that will vary depending on royalty ounces received and the price of minerals, and other pre-production income. The Company also receives additional cash inflows from the recovery of expenditures from project partners, sale of investments, and investment income including dividends from investments in associated entities. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.

Operating Activities

Cash provided by operating activities for the year ended December 31, 2022 was $16,729,000 (2021 – cash used of $8,062,000), and adjusted cash provided by operating activities  for the period was $21,953,000 (2021 – adjusted cash used of $6,356,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty income received in the period. Adjusted cash provided by operating activities is adjusted for $5,224,000 (2021 - $1,706,000) in royalty distributions received from the Company's effective royalty interest at Caserones. A significant component of cash provided by operations in the current period is the net settlement gain of $18,825,000 resulting from the Barrick settlement with Bullion Monarch.

Investing Activities

The total cash used in investing activities during the year ended December 31, 2022 was $19,977,000 compared to $72,839,000 for the year ended December 31, 2021. The cash used in the current period related primarily to the purchase of additional equity investments of $25,742,000 (2021 - $38,150,000) as well as net purchases of other fair value through profit and loss investments of $1,912,000 (2021 - $1,289,000), partially offset by dividends and distributions received of $5,441,000 (2021 - $1,924,000) and proceeds from repayment of loans receivable of $2,544,000 (2021 - $439,000).

Financing Activities

The total cash used in financing activities for the year ended December 31, 2022 was $526,000 compared to cash provided by financing activities of $59,529,000 for the year ended December 31, 2021.  The cash used in the current period primarily consisted of $11,486,000 in loan repayments (2021 - $1,171,000) including interest paid of $3,167,000 (2021 - $1,171,000) on the Sprott facility, offset by proceeds received from a private placement of $10,000,000 (2021 - $17,241,000), and the exercise of stock options for $1,037,000 (2021 - $1,122,000).

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 36 of this MD&A for more information on each non-IFRS financial measure.

ANNUAL INFORMATION

In Thousands of Dollars
As at	December 31, 2022	December 31, 2021	December 31, 2020

Financial positions
Working capital	$31,562	$(11,270)	$54,151
Exploration and evaluation assets (net)	1,734	2,450	3,333
Royalty interests	51,691	63,198	11,184
Total assets	130,436	166,643	80,797
Share capital	193,006	181,857	127,823
Deficit	(81,558)	(88,783)	(64,375)

In Thousands of Dollars, Except Per Share Amounts
Year ended	December 31, 2022	December 31, 2021	December 31, 2020

Financial results
Revenue and other income	$18,277	$7,526	$5,368
Cost and expenses	23,138	17,566	12,544
Net loss	3,349	(23,731)	(4,479)
Basic earnings (loss) per share	0.03	(0.27)	(0.05)
Diluted earnings (loss) per share	0.03	(0.27)	(0.05)
Non-IFRS Measures
Adjusted revenue and other income[1]	$25,403	$11,044	$5,368

QUARTERLY INFORMATION

Fiscal quarter ended	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022

Revenue and other income	$2,288	$7,206	$7,034	$1,749
Project and royalty generation costs	(2,776)	(5,351)	(5,124)	(4,262)
Recoveries from partners	1,135	3,283	2,021	2,128
Share-based payments	373	361	1,264	494
Net income (loss) for the period	950	(12,878)	(3,315)	18,591
Basic earnings (loss) per share	0.01	(0.12)	(0.03)	0.18
Diluted earnings (loss) per share	0.01	(0.12)	(0.03)	0.17

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021

Revenue and other income	$1,887	$1,202	$3,411	$1,025
Project and royalty generation costs	(3,888)	(3,103)	(4,312)	(3,180)
Recoveries from partners	1,959	1,432	1,354	2,164
Share-based payments	448	964	1,095	428
Net income (loss) for the period	(8,684)	(8,684)	(2,869)	(3,494)
Basic earnings (loss) per share	(0.10)	(0.10)	(0.03)	(0.04)
Diluted earnings (loss) per share	(0.10)	(0.10)	(0.03)	(0.04)

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
Year ended Deceember 31, 2022	Salary and fees	Share-based Payments	Total
Management	$868	$882	$1,750
Outside directors	601	741	1,342
Seabord Management Corp.*	285	-	285
Total	$1,754	$1,623	$3,377

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 36 of this MD&A for more information on each non-IFRS financial measure.

In Thousnds of Dollars
Year ended December 31, 2021	Salary and fees	Share-based Payments	Total
Management	$854	$1,083	$1,937
Outside directors	444	771	1,215
Seabord Management Corp.*	166	-	166
Total	$1,464	$1,854	$3,318

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at December 31, 2022 is $Nil (December 31, 2021 - $3,000) owed to key management personnel and other related parties and includes accruals for short term incentive bonuses and compensation adjustments.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the audited consolidated financial statements for the year ended December 31, 2022 on www.sedar.com.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines.  Certain operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.

The properties on which the Company holds a royalty or other interest are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, tailings dam breaches or failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting, storage and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a property on which the Company has a royalty or other interest, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; or (viii) result in the loss of insurance coverage. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company's securities as well as the Company's reputation.

The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators will result in profitable commercial mining operations.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the properties not receiving an adequate return on invested capital.  Accordingly, there can be no assurance the properties on which the Company has a royalty or other interest which are not currently in production will be brought into a state of commercial production.

Conditions to be Satisfied Under Certain Agreements

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

Markets

The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined, respectively.

No Control over Mining Operations

The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation or development of any property on which it has a royalty or other interest.

The Company will not be entitled to any material compensation if any of the operations do not meet their forecasted gold or other production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. The properties may not commence commercial production within the time frames anticipated, if at all, or they may not meet ramp-up targets or complete expansion plans, and there can be no assurance that the gold or other production from such operations will ultimately meet forecasts or targets. At any time, any of the operators of the mining operations or their successors may decide to suspend or discontinue operations or may sell or relinquish operations, which may result in royalties or other monies not being paid or obligated to be paid to the Company.

The Company is subject to the risk that the any property or operation may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, flooding, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings ponds, nationalization or expropriation of property and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company's assets may not be recoverable if the mining companies operating the counterparty cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the property or operation becoming uneconomic resulting in their shutdown and closure.

Reliance on Third Party Reporting

The Company relies on public disclosure and other information regarding the properties or operations it receives from the owners, operators and independent experts of such properties or operations, and certain of such information is included in this document. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the properties or operations as well as those who review and assess the geological and engineering information. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the properties or operations, and uses such information in its analyses, forecasts and assessments relating to its own business and to prepare its disclosure with respect to the royalties. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company's disclosure may be inaccurate and its ability to accurately forecast or achieve its stated objectives may be materially impaired, which may have a material adverse effect on the Company.

Unknown Defects or Impairments in EMX's Royalty or Other Interests

Unknown defects in or disputes relating to the royalty and other interests EMX holds or acquires may prevent EMX from realizing the anticipated benefits from its royalty and other interests, and could have a material adverse effect on EMX's business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management's estimate of the carrying value of EMX's royalty and other interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and other interests EMX acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which EMX holds or seeks to acquire a royalty or other interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the circumstances of each parcel of a mining property and to the documents reflecting the royalty or other interest. Similarly, royalty and other interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or other interest. Even if EMX retains its royalty and other interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX.

Operators' Interpretation of EMX's Royalty and Other Interests; Unfulfilled Contractual Obligations

EMX's royalty and other interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and other interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or other interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or other interest;

  methods for calculating the royalty or other interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which EMX has a royalty or other interest;
  various rights of the operator or third parties in or to the royalty or other interest;
  production and other thresholds and caps applicable to payments of royalty or other interests;
  the obligation of an operator to make payments on royalty and other interests; and
  various defects or ambiguities in the agreement governing a royalty and other interest.

Revenue and Royalty Risks

EMX cannot accurately or reliably predict future revenues or operating results from mining activity. Management expects future revenues from the Timok Project in Serbia, Leeville royalty property in Nevada, Caserones royalty in Chile, and Gediktepe royalty in Turkey, to fluctuate depending on the level of future production and metal prices. For the Leeville property in particular, there is also a risk that the operator may cease to operate in the Company's area of interest. Accordingly, there can be no assurance that royalty payments will continue or materialize and be received by the Company from either property.

EMX also earns or is due additional revenues including stages option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that any of these payments will be received and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into an agreement, management cannot reasonably estimate the value of these future receipts.

Royalty Operation and Exploration Funding Risk

EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Fluctuating Metal Prices

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from mining operations to be impracticable. Factors beyond the control of the Company have a direct effect on global metal prices, which can and have fluctuated widely, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these exploration projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Foreign Countries and Political Risks

The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Natural Disasters, and Impact and Risks of Epidemics

Upon the occurrence of a natural disaster, pandemic or upon an incident of war (for example, the current and ongoing conflict between Russia and Ukraine), riot or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a materially adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics or outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations and other factors relevant to the Company.

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The impact on global commerce has been far-reaching. There has been stock market volatility, volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including (in 2020) the temporary suspension of mining activities and mine development, and the global movement of people and some goods has been restricted. There is ongoing uncertainty surrounding COVID-19 and its variants and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company's royalties, on the operations of its partners, on its employees and on global financial markets. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company's assets, both financial and non-financial.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including currently, novel COVID-19 pandemic as discussed above. A significant new outbreak or continued outbreaks of COVID-19, its variants and other infectious diseases, could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company's business and the market price of the Common Shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Company's securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, including due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company's operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of EMX's projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, there may be a severe impact on the Company's ability to raise additional funds through equity issues.

Uncertainty of Mineral Resource and Mineral Reserve Estimates

Any estimates for the properties in which the Company has a royalty or other interest, including historical estimates, may not be correct. The figures for mineral resources and mineral reserves, or historical estimates, are estimates only and no assurance can be given that the estimated mineral resources and mineral reserves, or historical estimates, will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain because the samples may not be representative. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources.

Mineral resources that are not mineral resources, there is no assurance that inferred resources will be upgraded to mineral reserves as a result of continued exploration.

Competition

EMX competes with many companies that have substantially greater financial and technical resources for project acquisition and development, as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to explore for and exploit mineral properties is a very detailed and time-consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.

Currency Risks

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.

Insured and Uninsured Risks

In the course of exploration, development and operation of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and result in the decline in value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work for the Company.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Changes in Climate Conditions and Legislation

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.

In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.

The physical risks of climate change may also have an adverse effect on some of the Mining Operations. These risks include the following:

  sea level rise:  changes in sea level could affect ocean transportation and shipping facilities which are used to transport supplies, equipment and workforce and products from operations to world markets;

  extreme weather events: extreme weather events (such as increased frequency or intensity of hurricanes, increased snowpack, prolonged drought) have the potential to disrupt mining operations. Extended disruptions to supply lines could result in interruption to production;

  resource shortages: mining operations depend on regular supplies of consumables (diesel, tires, sodium cyanide, et cetera) and reagents to operate efficiently.  In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production efficiency at mining operations is likely to be reduced.

There is no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risk of climate change will not have a material and adverse effect on the mining operations in which the Company has an interest and their profitability.

Key Personnel Risk

EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource industry companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

United States ("U.S.") investors in Common Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company ("PFIC") under United States tax laws for the financial year ending December 31, 2022 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's ownership of Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders.

For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a "PFIC Annual Information Statement" as described in United States Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-Venture exchanges. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.

Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute assurance, that the objectives of the control system are met. Further, the design of a control system must consider the benefits of controls relative to their costs. Inherent limitations within a control system include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. While the design of any system of controls is to provide reasonable assurance of the effectiveness of disclosure controls, such design is also based in part upon certain assumptions about the likelihood of future events, and such assumptions, while reasonable, may not take into account all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and may not be prevented or detected. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. We have reported a control deficiency in this MD&A, and may potentially in the future discover, areas of internal control over financial reporting that may require improvement. The control deficiency that resulted in our reported material weakness was related to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process.  Whenever such a control deficiency is determined to exist, we could incur significant costs in remediation efforts implementing measures designed to ensure that the control deficiencies contributing to a material weakness are remediated. If we are unable to assert that our internal control over financial reporting is effective now or in any future period, whether as a result of a newly- determined deficiency or because remediation efforts are ongoing, or if our independent auditors are unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

Information Systems and Cyber Security

The Company's information systems, and those of its counterparties under royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks.  Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties. The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the royalty agreements, protect networks, equipment, information technology ("IT") systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. Any of these and other events could result in information system failures, delays and/or increases in capital expenses.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its own operations. The Company also depends on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risk of failures.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches in the history of the Company, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Any future significant compromise or breach of the Company's data/information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost sales, fines and lawsuits, and damage to the Company's reputation. In addition, as the regulatory environment related to data/information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to the Company's business, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Activist Shareholders

Publicly traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company's reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company's management and Board, which could have an adverse effect on the Company's business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board, this could adversely affect the Company's business and future operations. This type of activism can also create uncertainty about the Company's future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company's business, future operations, profitability and the Company's ability to attract and retain qualified personnel.

Reputation Damage

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it and its Directors, officers and employees are perceived by others, reputational loss could have a material adverse impact on the Company's financial performance, financial condition, cash flows and growth prospects.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this MD&A, because of a specific weakness in internal control over financial reporting discussed below under “Management’s Report on Internal Control Over Financial Reporting”, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. There are inherent limitations in all control systems, which include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls and projections of any evaluation of effectiveness to future periods may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, evaluated the design and assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this assessment, management has concluded that EMX’s internal control over financial reporting was not effective as at December 31, 2022 due to a specific material weakness.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The control deficiency that resulted in this material weakness was related to insufficient resources to properly execute the designed controls or perform an effective review over certain manual controls related to the financial statement close process.

The material weakness did not result in any identified misstatements to the consolidated financial statements and there were no changes to previously released financial results.

Management's Remediation Initiatives

The specific weakness is a need for additional resources for accounting management and oversight. A senior member of our accounting staff resigned during the relevant period and the Company has since hired an additional Certified Professional Accountant in the first quarter of fiscal 2023. Their contribution is ongoing as of the filing of this MD&A in Canada and the United States.

 Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Davidson & Company LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

During the period covered by MD&A, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the identification of the material weakness identified above.

OUTSTANDING SHARE DATA

At March 23, 2022, the Company had 110,664,190 common shares issued and outstanding. There were also 7,837,000 stock options outstanding with expiry dates ranging from July 10, 2023 to July 20, 2027 and 7,062,119 warrants outstanding with expiry dates ranging from November 5, 2023 to April 14, 2027.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

◾ production at any of the mineral properties in which the Company has a royalty or other interest;

◾ estimated capital costs, operating costs, production and economic returns;

◾ estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

◾ the expected ability of any of the properties in which the Company holds a royalty or other interest to develop adequate infrastructure at a reasonable cost;

◾ assumptions that all necessary permits and governmental approvals will be obtained;

◾ assumptions made in the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

◾ expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties in which the Company holds a royalty or other interest; and

◾ the activities on any of the properties in which the Company holds a royalty or other interest will not be adversely disrupted or impeded by development, operating or regulatory risks or any other government actions.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

◾ uncertainty of whether there will ever be production at the mineral exploration and development properties in which the Company holds a royalty or other interest;

◾ uncertainty of estimates of capital costs, operating costs, production and economic returns;

◾ uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

◾ risks related to the ability of any of the properties in which the Company holds a royalty or other interest to commence production and generate material revenues or obtain adequate financing for their planned exploration and development activities;

◾ risks related to the ability to finance the development of mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

◾ risks related to the Company's dependence on third parties for exploration and development activities;

◾ dependence on cooperation of joint venture partners in exploration and development of properties;

◾ credit, liquidity, interest rate and currency risks;

◾ risks related to market events and general economic conditions;

◾ uncertainty related to inferred mineral resources;

◾ risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the mineral deposits of any of the properties in which the Company holds a royalty or other interest;

◾ risks related to lack of adequate infrastructure;

◾ mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

◾ the risk that permits and governmental approvals necessary to develop and operate mines on the properties in which the Company holds a royalty or other interest will not be available on a timely basis or at all;

◾ commodity price fluctuations;

◾ risks related to governmental regulation and permits, including environmental regulation;

◾ risks related to the need for reclamation activities on the properties in which the Company holds a royalty or other interest and uncertainty of cost estimates related thereto;

◾ uncertainty related to title to the mineral properties of any of the properties in which the Company holds a royalty or other interest;

◾ uncertainty as to the outcome of potential litigation;

◾ risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

◾ increased competition in the mining industry;

◾ the Company's need to attract and retain qualified management and technical personnel;

◾ risks related to hedging arrangements or the lack thereof;

◾ uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

◾ risks related to the integration of potential new acquisitions into the Company's existing operations;

◾ risks related to unknown liabilities in connection with acquisitions;

◾ risks related to conflicts of interest of some of the directors of the Company;

◾ risks related to global climate change;

◾ risks related to global pandemics and the spread of other viruses or pathogens;

◾ risks related to adverse publicity from non-governmental organizations;

◾ risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

◾ uncertainty as to the Company's PFIC status;

◾ uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

◾ uncertainty as to the Company's ability to reestablish the adequacy of internal control over financial reporting;

◾ risks related to regulatory and legal compliance and increased costs relating thereto;

◾ the ongoing operation of the properties in which the Company holds a royalty or other interest by the owners or operators of such properties in a manner consistent with past practice;

◾ the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and

◾ no adverse development in respect of any significant property in which the Company holds a royalty or other interest.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to under the heading "Description of the Business-Risk Factors" in the AIF (as defined below), which is incorporated by reference herein.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

NON-IFRS FINANCIAL MEASURES

Adjusted Revenue and Other Income and Adjusted Cash Flows from Operating Activities

Adjusted revenue and other income, and adjusted cash flows from operating activities are non-IFRS financial measures, which are defined by EMX by including the following items from Loss for the year and cash flows from operations respectively.

  Equity income from associated entities holding royalty interests and the related cash flows related to the Company's effective royalty on Caserones.

Management uses adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the underlying operating performance of EMX for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue and other income, and cash flows from operations, our investors may use adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the results of the underlying business of EMX, particularly since the included items may not typically be included in operating results. While the adjustments to revenue and other income, and cash flows from operations in these measures may include items that are both recurring and non-recurring, management believes that adjusted revenue and other income, and adjusted cash flows from operating activities are useful measures of EMX's performance because they adjust for items which management believes reflect our core operating results from period to period. Adjusted revenue and other income, and adjusted cash flows from operating activities are intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Adjusted Revenue and Other Income, and Adjusted Cash Flows from Operating Activities

In Thousands of Dollars
	Three months ended	Three months ended	Year ended	Year ended
Revenue and Other Income	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Per financial statements	$2,288	$1,887	$18,277	$7,526
SLM California royalty revenue	3,308	7,043	18,887	16,362
The Company's ownership %	37.7%	37.7%	37.7%	21.5%
The Company's share of royalty revenue	$1,248	$2,657	$7,126	$3,518

Adjusted	$3,536	$4,544	$25,403	$11,044

In Thousands of Dollars
	Year ended	Year ended
Cash provided by (used in) operating activities	December 31, 2022	December 31, 2021
Per financial statements	$16,729	$(8,062)
Caserones royalty distributions	5,224	1,706
Adjusted	$21,953	$(6,356)

Appendix A List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Satori Resources	Advanced Royalty
Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake-Camping Lake	1.5% NSR & other payments	Precious Metals	Gold	Prime Meridian	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Dagny Lake	Other payments	Base Metals	Nickel-Copper-Gold	Balkan Mining	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Dixie 17-18-19 - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Gerry Lake - Eastern Vision	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Angel Wing Metals Inc	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Cabin Bay North - Leo	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Lucky 7	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration

Appendix A List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Canada, Ontario	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	McDonough East	1.5% NSR & other payments	Precious Metals	Gold	Musk Metals	Exploration
	McDonough	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Rex Lake South	2% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Double O Seven	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Pistol Bay	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration
Chile	Arrieros	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 3	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Caserones	0.7335% NSR	Base Metals	Copper-Molybdenum	JX Nippon	Producing Royalty

Appendix A List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Chile	Cerro Blanco	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	Redono-Veronica	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Norte	2.0% NSR	Precious Metals	Gold-Silver / Copper-Molybdenum	Hochschild Mining PLC	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
Mexico, Durango	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration
Mexico, Sinaloa	San Marcial	0.75% NSR	Base Metals	Silver-Gold-Zinc-Lead	GR Silver	Advanced Royalty

Appendix A List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Norway	Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Flat	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Meraker	3% NSR & other payments	Base Metals	Copper-Zinc-Gold	Norra Metals Corp	Exploration
	Mofjell - Mo-i-Rana	2.5% NSR, AAR's & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sagvoll	2.5% NSR & other payments	Base Metals	Nickel-Copper	Minco Silver	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Sulitjelma	2.5% NSR & other payments	Base Metals	Zinc-Copper	Minco Silver	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok - (Brestovac West license	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok - Cukaru Peki	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty
Sweden	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Fiskeltrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration

Appendix A List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Sweden	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Mjovattnet	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Njuggtraskliden	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Ni-Cu-Co	Bayrock Resources Ltd	Exploration
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty
USA, Alaska	64 North - Goodpaster - West Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - South Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration

Appendix A List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Alaska	64 North - Goodpaster - Last Chance	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Jasper Canyon	2% production and other payments	Base Metals	Copper	South32	Exploration
	Malone	2% production and other payments	Base Metals	Copper	South32	Exploration
	Mesa Well	2% production and other payments	Base Metals	Copper	Intrepid Metals	Exploration
	Parks Salyer	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Advanced Royalty
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
USA, Idaho	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corp	Exploration
USA, Nevada	Awakening	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Bottle Creek	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Brooks	4% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Gold Royalties Corp	Exploration
	Gold Bar South - Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Producing Royalty
	Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Richmond Mountain	4% NSR, AAR & Milestone Payments	Precious Metals	Gold	Stallion Gold Corp	Exploration

Appendix A List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Nevada	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	South Grass Valley	2% NSR	Precious Metals	Gold	Nevada Exploration Inc.	Exploration
	Speed Goat	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	Warrior Metals Inc	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Kennecott Exploration Co	Exploration

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.